# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMERISAFE INC, CIK 0001018979
CUSIP: 03071H100
Title of class of securities: COMMON
Address of issuer's principal executive offices: 2301 HIGHWAY 190 WEST, DERIDDER, Louisiana (LA), 70634
Date of event which requires filing of this statement: 08/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001415889-24-003298
Filed by CIK 0001465109

## Reporting persons
- Neuberger Berman Group LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 569; sole dispositive power 0; shared dispositive power 569; aggregate amount beneficially owned 569 (0% of the class)
- Neuberger Berman Investment Advisers LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: AMERISAFE INC
Address of issuer's principal executive offices: 2301 HIGHWAY 190 WEST, DERIDDER, LA, 70634.

## Item 2. Person Filing
Name of person filing:
Neuberger Berman Group LLC
Neuberger Berman Investment Advisers LLC
Address of principal business office or, if none, residence:
1290 Avenue of the Americas
New York, NY 10104
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned:
569

Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, and Neuberger Berman Investment Advisers LLC and certain affiliated persons may be deemed to beneficially own the securities covered by this report in their various fiduciary capacities by virtue of the provisions of Exchange Act Rule 13d-3. Neuberger Berman Group LLC, through its subsidiaries Neuberger Berman Investment Advisers Holdings LLC and Neuberger Trust Holdings LLC controls Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC and certain affiliated persons.

This report is not an admission that any of these entities are the beneficial owner of the securities covered by this report and each of Neuberger Berman Group LLC, Neuberger Berman Investment Advisers Holdings LLC, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC and certain affiliated persons disclaim beneficial ownership of the securities covered by this statement pursuant to Exchange Act Rule 13d-4.

The information in this filing reports securities of the issuer that may be deemed to be beneficially owned by Neuberger Berman Group LLC, Neuberger Berman Investment Advisers Holdings LLC, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC ("NBG Filers"). The securities of the issuer, if any, that may be deemed to be beneficially owned by NB Alternatives Advisers LLC and other subsidiaries of Neuberger Berman Group LLC that are separated from the NBG Filers by an information barrier in accordance with SEC Release No. 34-39538 (January 12, 1998) are not reflected in this filing.
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 569
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 569

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Neuberger Berman Group LLC: Brad Cetron, Brad Cetron / Managing Director (09/04/2026)
- Neuberger Berman Investment Advisers LLC: Brad Cetron, Brad Cetron / Managing Director (09/04/2026)